800 Nicollet Mall

Minneapolis, MN 55402

August 1, 2011	Via Edgar

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	U.S. Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 6, 2011

File No. 001-06880

Dear Ms. Hayes:

U.S. Bancorp (the “Company”) has received the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated July 25, 2011 relating to the filings referenced in the subject line above. Based on discussions with the Staff on July 29, 2011, the Company respectfully requests an extension for the date by which the Company must provide its response to the comments. The Company hereby informs the Staff that the Company intends to respond to the Staff’s comments by August 15, 2011.

Please do not hesitate to contact me if you have any questions regarding this matter at (612) 303-5238.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Stephanie Hunsaker, Senior Assistant Chief Accountant, United States Securities and Exchange Commission, Division of Corporation Finance

Brittany Ebbertt, United States Securities and Exchange Commission, Division of Corporation Finance

Eric Enval, United States Securities and Exchange Commission, Division of Corporation Finance

Richard K. Davis, Chairman, President and Chief Executive Officer, U.S. Bancorp

Andrew Cecere, Vice Chairman and Chief Financial Officer, U.S. Bancorp

Lee R. Mitau, Executive Vice President and General Counsel, U.S. Bancorp

usbank.com